FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 24 February, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2020 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2020 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 24, 2021. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2020 with comparison to its results for the fourth quarter and year ended December 31, 2019.

Summary of 2020 Fourth Quarter Results

(Comparison with third quarter of 2020 and fourth quarter of 2019)

	4Q 2020	3Q 2020		4Q 2019
Net sales ($ million)	1,131	1,013	12%	1,741	(35%)
Operating income (loss) ($ million)	7	(70)	111%	152	(95%)
Net income (loss) ($ million)	110	(36)	405%	148	(26%)
Shareholders’ net income (loss) ($ million)	107	(33)	423%	152	(30%)
Earnings (losses) per ADS ($)	0.18	(0.06)	423%	0.26	(30%)
Earnings (losses) per share ($)	0.09	(0.03)	423%	0.13	(30%)
EBITDA* ($ million)	192	107	79%	290	(34%)
EBITDA margin (% of net sales)	17.0%	10.6%		16.7%

*EBITDA is defined as operating income (loss) plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $37 million in 4Q 2020 and $28 million in 3Q 2020. If these charges were not included EBITDA would have been $229 million (20.3%) in 4Q 2020 and $135 million (13.4%) in 3Q 2020.

In the fourth quarter of 2020, our sales rose 12% sequentially driven by a gradual recovery in drilling activity in the Americas and a good mix of products sold in the Middle East. EBITDA, which included restructuring costs of $37 million and one-off gains of $17 million due to the reversal of a provision on a claim against the former IPSCO in Canada and the recovery of a tax credit in Brazil, rose 79% sequentially, reflecting a better industrial performance and the operating leverage of higher volumes on a lower fixed cost base after the restructuring measures implemented during the year. Net income benefited from a strong contribution from our investment in Ternium and a positive tax charge.

During the quarter, cash flow from operations amounted to $139 million, which included an increase in working capital of $38 million reflecting the recovery in activity. After capital expenditures of $38 million and dividend payments of $83 million, our net cash position remained stable at $1.1 billion.

Summary of 2020 Annual Results

	12M 2020	12M 2019	Increase/(Decrease)
Net sales ($ million)	5,147	7,294	(29%)
Operating (loss) income ($ million)	(663)	832	(180%)
Net (loss) income ($ million)	(642)	731	(188%)
Shareholders’ net (loss) income ($ million)	(634)	743	(185%)
(Losses) earnings per ADS ($)	(1.07)	1.26	(185%)
(Losses) earnings per share ($)	(0.54)	0.63	(185%)
EBITDA* ($ million)	638	1,372	(53%)
EBITDA margin (% of net sales)	12.4%	18.8%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $142 million in 2020. If these charges were not included EBITDA would have been $780 million (15.2%) in 2020.

Our sales and results in 2020 were severely affected by the COVID-19 pandemic, the measures taken around the world to contain it, the impact this had on global oil demand which caused a collapse in prices and rapid build up of excess inventories, and the consequent drop in investments in drilling activity by our oil and gas customers. While sales held up relatively well in the Eastern Hemisphere regions, they plunged, along with drilling activity, in the Americas, where, in Argentina for example, drilling activity was halted for a couple of months. Overall, sales declined 29% year on year and EBITDA, which included $142 million of restructuring charges fell 53% to $638 million, reflecting the lower absorption of fixed costs as well as lower sales, while we met our target for a reduction in our fixed cost structure of $230 million annualized by the end of the year.

For the year, we recorded a net loss attributable to owners of the parent company of $634 million, or ($1.07) per ADS. This included an impairment charge of $622 million on the carrying value of goodwill and other assets in the United States, mainly related to the former IPSCO business and our welded pipe operations.

Cash flow provided by operating activities amounted to $1.5 billion during 2020, as we exceeded our target for reductions in working capital. Capital expenditures were also reduced in line with our target to $193 million in 2020, compared to the $350 million invested in 2019. Free cash flow, which amounted to $1.3 billion (26% of revenues) in 2020, exceeded the $1.2 billion (16%) we generated in 2019.

Our financial position at December 31, 2020 amounted to a net cash position of $1.1 billion ($1.7 billion of liquid assets less $0.6 billion of debt), after having paid $1.0 billion for the acquisition of IPSCO in January 2020.

Climate Change

Our Board of Directors has approved a medium-term target to reduce the carbon emissions intensity rate of its operations by 2030 by 30%, compared to its level in 2018, considering scope 1, 2 and 3 emissions. We aim to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, investments to increase energy efficiency and the use of renewable energy for part of our energy requirements.

This target forms part of a broader long-term objective of reaching carbon neutrality. This will depend on the development of emerging technologies and market and regulatory conditions, including carbon pricing and customer support. To further this objective, we will actively pursue the development of technologies involving the use of hydrogen and carbon capture, with partners, including our affiliated company Tenova, and participate in pilot projects such as the one we recently announced to use hydrogen in our Dalmine steel shop in Italy.

To accelerate the fulfilment of these targets, we will implement the use of an internal carbon price at a minimum of $80/ton for evaluating investments and more generally in our operations.

The Board of Directors has nominated its Vice-Chairman, Germán Curá, to oversee the development and implementation of the Company’s strategy for climate change going forward.

Market Background and Outlook

With vaccination programs starting to be rolled out in many countries, economic activity is recovering in many sectors, though selected lockdowns are still being implemented to contain the spread of new and more infectious variants of the original COVID-19 strain. Global oil consumption is increasing along with industrial production and mobility, while OPEC+ countries continue to contain production levels and Saudi Arabia is implementing an additional production cut during February and March. Oil prices have returned to levels where selective investment activity could move forward and natural gas prices have also increased following temporary market shortages due to weather events and production outages.

Drilling activity in the US and Canada has risen over the past three months, as it has in Latin America, and may continue to rise further through the year. In the Eastern Hemisphere, drilling activity may be close to bottoming out but we do not expect any significant recovery this year.

In this still uncertain environment, we anticipate a gradual recovery in sales through most of the year. In the first quarter, however, our EBITDA will be impacted in around $20 million by additional costs and production losses in USA and Mexico associated to this month’s Texas gas and power shortages. After a first quarter EBITDA similar to that of the fourth quarter 2020, from the second quarter, EBITDA should increase with margins stabilizing around 20% as price increases compensate for higher raw material costs.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2021, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on May 3, 2021, the payment of dividends in an aggregate amount of approximately $248 million, which would include the interim dividend of approximately $83 million paid in November 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million, will be paid on May 26, 2021, with an ex-dividend date on May 24, 2021 and record date on May 25, 2021.

Analysis of 2020 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	4Q 2020	3Q 2020		4Q 2019
Seamless	423	383	10%	641	(34%)
Welded	103	99	4%	164	(37%)
Total	526	482	9%	805	(35%)

Tubes	4Q 2020	3Q 2020		4Q 2019
(Net sales - $ million)
North America	391	353	11%	779	(50%)
South America	160	131	22%	265	(40%)
Europe	137	126	8%	153	(11%)
Middle East & Africa	294	262	12%	352	(16%)
Asia Pacific	68	75	(9%)	82	(17%)
Total net sales ($ million)	1,050	946	11%	1,631	(36%)
Operating income (loss) ($ million)	3	(66)	105%	138	(98%)
Operating margin (% of sales)	0.3%	(6.9%)		8.5%

Net sales of tubular products and services increased 11% sequentially and decreased 36% year on year. Volumes increased 9% sequentially while average selling prices increased 2%. In North America, sales increased sequentially 11% reflecting higher sales of OCTG products in the USA and Canada as drilling activity ramps up. In South America, sales increased 22% sequentially as drilling activity gradually recovers across the region. In Europe sales increased 8% mainly due to higher sales of mechanical pipes to the industrial sector. In the Middle East and Africa sales were up 12% sequentially, reflecting higher sales of OCTG in the Middle East. In Asia Pacific sales declined 9% sequentially due to lower sales of industrial and line pipe products.

Operating income from tubular products and services, amounted to $3 million in the fourth quarter of 2020, compared to a loss of $66 million in the previous quarter and a gain of $138 million in the fourth quarter of 2019. During the quarter leaving indemnities in the Tubes segment amounted to $37 million, $9 million more than in the previous quarter. The improvement in our Tubes operating result reflects a better industrial performance and the operating leverage of higher volumes on a lower fixed cost base after the restructuring measures implemented during the year.

Others	4Q 2020	3Q 2020		4Q 2019
Net sales ($ million)	81	66	22%	109	(26%)
Operating income (loss) ($ million)	4	(5)	188%	14	(71%)
Operating margin (% of sales)	5.0%	(6.9%)		12.6%

Net sales of other products and services increased 22% sequentially and declined 26% year on year. The sequential increase in sales is mainly due to the improvement in the sucker rods and coiled tubing businesses, mainly due to the recovery of drilling activity, in particular in the Americas.

Selling, general and administrative expenses, or SG&A, amounted to $242 million (21.4% of net sales), compared to $234 million (23.1%) in the previous quarter and $349 million (20.0%) in the fourth quarter of 2019. SG&A during the quarter included $16 million of leaving indemnities compared to $9 million in the previous quarter. Excluding leaving indemnities, SG&A remained relatively flat compared to the previous quarter in absolute terms but declined 220 basis points as a percentage of sales due to the increase in sales. Additionally, SG&A of the quarter, included a $9 million gain due to the reversal of a provision on a claim against the former IPSCO in Canada.

Other operating income (expense) amounted to a net gain of $14 million in the fourth quarter of 2020, compared with a gain of $7 million in the previous quarter and a gain of $4 million in the fourth quarter of 2019. In the fourth quarter of 2020, we recognized a gain of approximately $8 million for a favorable decision on a fiscal litigation in Brazil.

Financial results amounted to a loss of $14 million in the fourth quarter of 2020, compared to a loss of $15 million in the previous quarter and a loss of $7 million in the fourth quarter of 2019. The loss of the quarter corresponds mainly to a $13 million FX charge due to the Euro appreciation on Euro denominated intercompany liabilities at subsidiaries whose functional currency is the USD, largely compensated by changes to our currency translation adjustment reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $81 million in the fourth quarter of 2020, compared to $21 million in the previous quarter and $13 million in the same period of 2019. These positive results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax was a gain of $35 million in the fourth quarter of 2020, compared to a $28 million gain in the previous quarter and $10 million charge in the fourth quarter of 2019. Income tax continues to be affected by losses which generates tax credits and during the quarter was affected by the effect on the tax base of the revaluation of the Mexican Peso, Canadian Dollar and Colombian Peso, partially offset by the Argentine Peso devaluation.

Cash Flow and Liquidity of 2020 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2020 was $139 million, compared with $417 million in the previous quarter and $264 million in the fourth quarter of 2019. With the recovery in activity our working capital increased by $38 million during the fourth quarter of 2020 mainly due to higher receivables and inventories partially offset by higher accounts payables.

Capital expenditures amounted to $38 million for the fourth quarter of 2020, compared to $42 million in the previous quarter and $80 million in the fourth quarter of 2019.

Free cash flow amounted to $101 million during the quarter, compared to $376 million in the previous quarter and $184 million in the fourth quarter of 2019. After paying an $83 million dividend during the quarter, at December 31, 2020 our net cash position amounted to $1.1 billion, similar to the end of the previous quarter.

Analysis of 2020 Annual Results

Tubes Sales volume (thousand metric tons)	12M 2020	12M 2019	Increase/(Decrease)
Seamless	1,918	2,600	(26%)
Welded	480	671	(28%)
Total	2,398	3,271	(27%)

Tubes	12M 2020	12M 2019	Increase/(Decrease)
(Net sales - $ million)
North America	2,108	3,307	(36%)
South America	660	1,240	(47%)
Europe	566	641	(12%)
Middle East & Africa	1,194	1,337	(11%)
Asia Pacific	315	345	(9%)
Total net sales ($ million)	4,844	6,870	(29%)
Operating (loss) income ($ million)	(616)	755	(182%)
Operating margin (% of sales)	(12.7%)	11.0%

Net sales of tubular products and services decreased 29% to $4,844 million in 2020, compared to $6,870 million in 2019, reflecting a 27% decline in volumes and a 4% decrease in average selling prices. In North America, we had lower volumes and prices across the region where activity was severely affected by the downturn in oil prices and the pandemic. In South America we also had lower volumes and prices across the region where activity was severely affected by the downturn in oil prices and the pandemic, except in Brazil where offshore drilling activity continued. In Europe, while sales of OCTG in the North Sea and line pipe for downstream processing remained stable, sales of mechanical and other products declined. In the Middle East & Africa, while sales in Saudi Arabia declined, they were compensated by higher OCTG sales in the rest of the Middle East. Line pipe for deepwater product in West Africa and downstream projects through the region declined. In Asia Pacific, our sales declined mainly driven by lower sales in Thailand.

Operating results from tubular products and services, amounted to a loss of $616 million in 2020, compared to a gain of $755 million in 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization since March 2020. Additionally, Tubes operating income was affected by $139 million of severance charges, by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products and by $138 million higher depreciation and amortization charge mainly related to the incorporation of the IPSCO facilities and the accelerated depreciation of the Prudential facility after the decision to close it and consolidate our Canadian pipe manufacturing operations at our facility in Sault Ste. Marie, Ontario.

Others	12M 2020	12M 2019	Increase/(Decrease)
Net sales ($ million)	303	424	(29%)
Operating (loss) income ($ million)	(47)	77	(161%)
Operating margin (% of sales)	(15.6%)	18.2%

Net sales of other products and services declined 29% from $424 million in 2019 to $303 million in 2020, mainly due to lower sales of energy related products, i.e., sucker rods and coiled tubing.

Operating results from other products and services, amounted to a loss of $47 million in 2020, compared to a gain of $77 million in 2019. Others segment in 2020 includes impairment charges for $40 million, as well as charges for leaving indemnities amounting to $4 million. Additionally, results in 2020 were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization since March 2020.

Selling, general and administrative expenses, or SG&A, amounted to $1,119 million (21.7% of net sales), compared to $1,366 million (18.7%) in 2019. SG&A during 2020 included $61 million of leaving indemnities. The $247 million reduction in SG&A was mainly due to lower selling expenses and fixed costs, net of higher depreciation and amortization related mainly to the incorporation of IPSCO.

Financial results amounted to a loss of $65 million in 2020, compared to a gain of $19 million in 2019. The loss in 2020 corresponds to a net finance cost of $9 million, reflecting a lower net cash position and lower yields on the position and $55 million FX loss net of derivative results, mainly due to a 9% Euro appreciation on Euro denominated intercompany liabilities at subsidiaries whose functional currency is the U.S. dollar and a 29% Brazilian Real depreciation on USD denominated intercompany liabilities at subsidiaries in Brazil whose functional currency is the Brazilian Real, both results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $109 million in 2020, compared to $82 million in 2019. These results were mainly derived from our equity investment in Ternium (NYSE:TX), Techgen and Usiminas.

Income tax charge amounted to $23 million in 2020, compared to $202 million in 2019. The lower charge in 2020 is explained by deferred tax gains arising from losses since the COVID-19 outbreak around March 2020.

Net results for continuing operations amounted to a loss of $642 million in 2020, compared with a gain of $731 million in 2019. The lower results reflect a worse operating environment, include impairment and severance charges, worse financial results, partially compensated by a higher contribution from our non-consolidated investments, mainly Ternium and lower taxes.

Cash Flow and Liquidity of 2020

Cash flow provided by operating activities amounted to $1.5 billion during 2020, similar to 2019 as the lower contribution from operating results was compensated by a higher contribution from the reduction in working capital which amounted to $1.1 billion in 2020.

Capital expenditures amounted to $193 million in 2020, a reduction of $157 million compared to the $350 million invested in 2019.

Free cash flow amounted to $1.3 billion (26% of revenues) in 2020, compared to $1.2 billion (16%) in 2019.

Our financial position at December 31, 2020 amounted to a net cash position of $1.1 billion ($1.7 billion of liquid assets less $0.6 billion of debt), after having paid $1.0 billion for the acquisition of IPSCO in January 2020.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 25, 2021, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “9369019”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage ir.tenaris.com/events-and-presentations or by phone from 1:00 pm ET on February 25 through 1:00 pm on March 5, 2021. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “9369019” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2020	2019	2020	2019
Continuing operations
Net sales	1,130,628	1,740,548	5,146,734	7,294,055
Cost of sales	(895,457)	(1,244,186)	(4,087,317)	(5,107,495)
Gross profit	235,171	496,362	1,059,417	2,186,560
Selling, general and administrative expenses	(242,137)	(348,889)	(1,119,227)	(1,365,974)
Impairment charge	-	-	(622,402)	-
Other operating income (expense), net	14,351	4,294	19,141	11,805
Operating income (loss)	7,385	151,767	(663,071)	832,391
Finance Income	7,814	11,785	18,387	47,997
Finance Cost	(4,587)	(11,658)	(27,014)	(43,381)
Other financial results	(17,355)	(7,003)	(56,368)	14,667
(Loss) Income before equity in earnings of non-consolidated companies and income tax	(6,743)	144,891	(728,066)	851,674
Equity in earnings of non-consolidated companies	81,360	13,377	108,799	82,036
Income (loss) before income tax	74,617	158,268	(619,267)	933,710
Income tax	34,889	(9,813)	(23,150)	(202,452)
Income (loss) for continuing operations	109,506	148,455	(642,417)	731,258

Attributable to:
Owners of the parent	106,557	151,773	(634,418)	742,686
Non-controlling interests	2,949	(3,318)	(7,999)	(11,428)
	109,506	148,455	(642,417)	731,258

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2020		At December 31, 2019

ASSETS
Non-current assets
Property, plant and equipment, net	6,193,181		6,090,017
Intangible assets, net	1,429,056		1,561,559
Right-of-use assets, net	241,953		233,126
Investments in non-consolidated companies	957,352		879,965
Other investments	247,082		24,934
Deferred tax assets	205,590		225,680
Receivables, net	154,303	9,428,517	157,103	9,172,384
Current assets
Inventories, net	1,636,673		2,265,880
Receivables and prepayments, net	77,849		104,575
Current tax assets	136,384		167,388
Trade receivables, net	968,148		1,348,160
Derivative financial instruments	11,449		19,929
Other investments	872,488		210,376
Cash and cash equivalents	584,681	4,287,672	1,554,299	5,670,607
Total assets		13,716,189		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent		11,262,888		11,988,958
Non-controlling interests		183,585		197,414
Total equity		11,446,473		12,186,372
LIABILITIES
Non-current liabilities
Borrowings	315,739		40,880
Lease liabilities	213,848		192,318
Deferred tax liabilities	254,801		336,982
Other liabilities	245,635		251,383
Provisions	73,218	1,103,241	54,599	876,162
Current liabilities
Borrowings	303,268		781,272
Lease liabilities	43,495		37,849
Derivative financial instruments	3,217		1,814
Current tax liabilities	90,593		127,625
Other liabilities	202,826		176,264
Provisions	12,279		17,017
Customer advances	48,692		82,729
Trade payables	462,105	1,166,475	555,887	1,780,457
Total liabilities		2,269,716		2,656,619
Total equity and liabilities		13,716,189		14,842,991

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2020	2019

Cash flows from operating activities
Income (loss) for the period	109,506	148,455	(642,417)	731,258
Adjustments for:
Depreciation and amortization	185,024	138,342	678,806	539,521
Impairment charge	-	-	622,402	-
Income tax accruals less payments	(59,631)	(48,013)	(117,214)	(193,417)
Equity in earnings of non-consolidated companies	(81,360)	(13,377)	(108,799)	(82,036)
Interest accruals less payments, net	(2,080)	(675)	(538)	(4,381)
Changes in provisions	(3,192)	4,947	(13,175)	2,739
Changes in working capital	(38,074)	19,751	1,059,135	523,109
Currency translation adjustment and others	29,261	14,841	42,183	11,146
Net cash provided by operating activities	139,454	264,271	1,520,383	1,527,939

Cash flows from investing activities
Capital expenditures	(38,166)	(80,467)	(193,322)	(350,174)
Changes in advance to suppliers of property, plant and equipment	(1,857)	635	(1,031)	3,820
Acquisition of subsidiaries, net of cash acquired	-	-	(1,025,367)	(132,845)
Investment in companies under cost method	-	(2,933)	-	(2,933)
Additions to associated companies	-	(9,810)	-	(19,610)
Repayment of loan by non-consolidated companies	-	-	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets	2,710	918	14,394	2,091
Dividends received from non-consolidated companies	-	-	278	28,974
Changes in investments in securities	(323,988)	135,446	(887,216)	389,815
Net cash (used in) provided by investing activities	(361,301)	43,789	(2,092,264)	(40,392)

Cash flows from financing activities
Dividends paid	(82,637)	(153,470)	(82,637)	(484,020)
Dividends paid to non-controlling interest in subsidiaries	(5,301)	-	(5,301)	(1,872)
Changes in non-controlling interests	-	-	2	1
Payments of lease liabilities	(12,740)	(12,695)	(48,553)	(41,530)
Proceeds from borrowings	99,804	301,000	658,156	1,332,716
Repayments of borrowings	(198,834)	(425,216)	(896,986)	(1,159,053)
Net cash used in financing activities	(199,707)	(290,381)	(375,319)	(353,758)

(Decrease) increase in cash and cash equivalents	(421,554)	17,679	(947,200)	1,133,789
Movement in cash and cash equivalents
At the beginning of the period	1,004,398	1,535,530	1,554,275	426,717
Effect of exchange rate changes	1,739	1,066	(22,492)	(6,231)
(Decrease) increase in cash and cash equivalents	(421,554)	17,679	(947,200)	1,133,789
At December 31,	584,583	1,554,275	584,583	1,554,275

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2020	2019	2020	2019
Operating income	7,385	151,767	(663,071)	832,391
Depreciation and amortization	185,024	138,342	678,806	539,521
Impairment	-	-	622,402	-
EBITDA	192,409	290,109	638,137	1,371,912

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Currentand Non-Current)+/-Derivatives hedging borrowings and investments–Borrowings(Current and Non-Current)

(all amounts in thousands of U.S. dollars)	At December 31,
	2020	2019
Cash and cash equivalents	584,681	1,554,299
Other current investments	872,488	210,376
Non-current investments	239,422	18,012
Derivatives hedging borrowings and investments	7,869	19,000
Current Borrowings	(303,268)	(781,272)
Non-current borrowings	(315,739)	(40,880)
Net cash / (debt)	1,085,453	979,535

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2020	2019	2020	2019
Net cash provided by operating activities	139,454	264,271	1,520,381	1,527,939
Capital expenditures	(38,166)	(80,467)	(193,322)	(350,174)
Free cash flow	101,288	183,804	1,327,059	1,177,765